Cybin to Participate in the 2022 Maxim Group Virtual Growth Conference on March 28-30, 2022
TORONTO, CANADA – March 16, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM” is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, will present at the 2022 Virtual Growth Conference, presented by Maxim Group LLC and hosted by M-Vest, taking place March 28th - 30th from 9:00 a.m. - 5:00 p.m. ET.
Mr. Drysdale’s presentation will be available on demand beginning at 9:00 a.m. ET on Monday, March 28th. To attend, please register here to access the conference. To listen to the presentation, please click here to access the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.
About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Investor & Media Contacts:

Leah Gibson
Vice President, Investor Relations
Cybin Inc.
leah@cybin.com